Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2015 and 2014
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2015	2015
ASSETS
Current Assets
Cash and cash equivalents	20	$65,433	$60,179
Short-term investments		9,442	9,343
Trade and other receivables		1,797	1,278
Inventories		6,957	6,899
Due from related parties	11	73	33
Prepaids and deposits		5,845	5,745
		89,547	83,477
Non-current Assets
Long-term prepaids and deposits		8,430	2,945
Reclamation deposits		2,120	2,112
Investment in an associate	3	3,430	3,449
Other investments	4	526	892
Plant and equipment	5	64,617	64,779
Mineral rights and properties	6	217,590	214,792
TOTAL ASSETS		$386,260	$372,446
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$32,211	$21,768
Mine right fee payable	7	4,355	4,292
Deposits received		7,722	8,303
Dividends payable		685	674
Income tax payable		527	662
		45,500	35,699
Non-current Liabilities
Mine right fee payable	7	9,889	9,746
Deferred income tax liabilities		21,625	21,592
Environmental rehabilitation		13,020	12,898
Total Liabilities		90,034	79,935
Equity
Share capital		233,513	233,513
Share option reserve		11,906	11,741
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(26,289)	(26,697)
(Deficit) Retained earnings		(3,478)	(5,089)
Total equity attributable to the equity holders of the Company		241,061	238,877

Non-controlling interests	10	55,165	53,634
Total Equity		296,226	292,511

TOTAL LIABILITIES AND EQUITY		$386,260	$372,446
Commitments and contingencies	19

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended June 30,
	Notes	2015	2014

Sales	18(c)	$32,220	$30,616
Cost of sales	12	20,764	14,963
Gross profit		11,456	15,653

General and administrative	13	5,344	4,768
Government fees and other taxes	14	1,349	1,581
Foreign exchange loss		587	1,125
Loss on disposal of plant and equipment		7	-
Share of loss in associate	3	78	132
Loss on investments	4	-	15
Other expense (income)		10	(156)
Income from operations		4,081	8,188

Finance income	15	277	164
Finance costs	15	(332)	(32)
Income before income taxes		4,026	8,320

Income tax expense	16	255	3,685
Net income		$3,771	$4,635

Attributable to:
Equity holders of the Company		$2,296	$2,744
Non-controlling interests	10	1,475	1,891
		$3,771	$4,635

Earnings per share attributable to the equity holders of the Company
Basic and diluted earnings per share		$0.01	$0.02
Weighted Average Number of Shares Outstanding - Basic and Diluted		170,883,808	170,883,808

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2015	2014

Net income		$3,771	$4,635
Other comprehensive income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		850	2,556
Items that will not subsequently be reclassified to net income or loss:
Unrealized loss on equity investments designated as FVTOCI, net of tax of $nil	4	(386)	(853)
Other comprehensive income, net of taxes		$464	$1,703
Attributable to:
Equity holders of the Company		$408	$1,581
Non-controlling interests	10	56	122
		$464	$1,703
Total comprehensive income, net of taxes		$4,235	$6,338

Attributable to:
Equity holders of the Company		$2,704	$4,325
Non-controlling interests		1,531	2,013
		$4,235	$6,338

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2015	2014
Cash provided by
Operating activities
Net income		$3,771	$4,635
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		124	32
Depreciation, amortization and depletion		4,977	3,423
Share of loss in associate		78	132
Income tax expense		255	3,685
Finance income		(277)	(164)
Loss on investments		-	15
Loss on disposal of plant and equipment		7	-
Share-based compensation		165	351
Income taxes paid		(359)	(1,296)
Interest received		277	164
Changes in non-cash operating working capital	20	4,302	2,849
Net cash provided by operating activities		13,320	13,826

Investing activities
Mineral rights and properties
Capital expenditures		(7,366)	(6,305)
Plant and equipment
Additions		(718)	(1,578)
Proceeds on disposals		5	-
Reclamation deposit paid		(9)	-
Net redemptions of short-term investments		49	1,731
Net cash used in investing activities		(8,039)	(6,152)

Financing activities
Cash dividends distributed		(685)	(775)
Net cash used in financing activities		(685)	(775)
Effect of exchange rate changes on cash and cash equivalents		658	1,300

Increase in cash and cash equivalents		5,254	8,199
Cash and cash equivalents, beginning of the period		60,179	60,614
Cash and cash equivalents, end of the period		$65,433	$68,813
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
		Number of		Share option		Accumulated other comprehensive	Retained	Total equity attributable to the equity holders of	Non- controlling
	Notes	shares	Amount	reserve	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2014		170,883,808	$233,513	$10,492	$25,409	$(20,141)	$100,993	$350,266	$62,296	$412,562
Share-based compensation		-	-	351	-	-	-	351	-	351
Dividends declared		-	-	-	-	-	(800)	(800)	-	(800)
Comprehensive income		-	-	-	-	1,581	2,744	4,325	2,013	6,338
Balance, June 30, 2014		170,883,808	$233,513	$10,843	$25,409	$(18,560)	$102,937	$354,142	$64,309	$418,451
Share-based compensation		-	-	898	-	-	-	898	-	898
Dividends declared		-	-	-	-	-	(2,173)	(2,173)	-	(2,173)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,214)	(3,214)
Comprehensive income		-	-	-	-	(8,137)	(105,853)	(113,990)	(7,461)	(121,451)
Balance, March 31, 2015		170,883,808	$233,513	$11,741	$25,409	$(26,697)	$(5,089)	$238,877	$53,634	$292,511
Share-based compensation	8(b)	-	-	165	-	-	-	165	-	165
Dividends declared	8(c)	-	-	-	-	-	(685)	(685)	-	(685)
Comprehensive loss		-	-	-	-	408	2,296	2,704	1,531	4,235
Balance, June 30, 2015		170,883,808	$233,513	$11,906	$25,409	$(26,289)	$(3,478)	$241,061	$55,165	$296,226

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three months ended June 30, 2015, were authorized for issue by the Board of Directors on August 12, 2015.

Operating results for the three months ended June 30, 2015, are not necessarily indicative of the results that may be expected for the year ending March 31, 2016.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2015	2015	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	June 30,	March 31,
Name of associate	Principal activity	incorporation	2015	2015
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2015. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2015.

(b) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on April 28, 2015 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at June 30, 2015, the Company owned 10,806,300 common shares (March 31, 2015 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2015 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2014	10,806,300	$3,715	$3,715
Share of income		235
Foreign exchange impact		(501)
Balance, March 31, 2015	10,806,300	$3,449	$1,448
Share of loss		(78)
Foreign exchange impact		59
Balance, June 30, 2015	10,806,300	$3,430	$1,386

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

4.	OTHER INVESTMENTS

	June 30, 2015	March 31, 2015
Equity investments designated as FVTOCI
Publicly-traded companies	$526	$892
Yongning Smelting Co. Ltd.	-	-
Jinduicheng Xise (Canada) Co. Ltd.	-	-
Warrants	-	-
	$526	$892

Common shares:

		Accumulated mark-to-market
	Fair value	loss included in OCI
April 1, 2014	$2,377	$(4,957)
Unrealized loss on equity investments designated as FVTOCI	(1,314)	(1,314)
Impact of foreign currency translation	(171)	-
March 31, 2015	$892	$(6,271)
Unrealized loss on equity investments designated as FVTOCI	(386)	(386)
Impact of foreign currency translation	20	-
June 30, 2015	$526	$(6,657)

Warrants:

		Accumulated mark-to-market loss
	Fair value	included in net income
April 1, 2014	$16	$(1,524)
Loss on investments	(15)	(15)
Impact of foreign currency translation	(1)	-
March 31, 2015	$-	$(1,539)
June 30, 2015	$-	$(1,539)

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use
	rights and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2014	$80,337	$6,267	$25,700	$7,163	$6,385	$125,852
Additions	2,257	364	1,642	459	1,929	6,651
Disposals	(107)	(19)	(231)	(368)	-	(725)
Reclassification of asset groups(1)	4,783	-	-	-	(4,783)	-
Impact of foreign currency translation	134	(120)	72	20	20	126
Balance as at March 31, 2015	$87,404	$6,492	$27,183	$7,274	$3,551	$131,904
Additions	230	124	439	101	460	1,354
Disposals	-	(3)	-	(19)	-	(22)
Reclassification of asset groups(1)	-	-	-	-	-	-
Impact of foreign currency translation	(1)	15	(4)	(1)	-	9
Ending balance as at June 30, 2015	$87,633	$6,628	$27,618	$7,355	$4,011	$133,245

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2014	$(9,300)	$(3,073)	$(8,136)	$(3,467)	$-	$(23,976)
Impairment Loss	(28,097)	(403)	(6,113)	(533)	(59)	(35,205)
Disposals	7	16	81	233	-	337
Depreciation and amortization	(3,914)	(931)	(2,452)	(1,123)	-	(8,420)
Impact of foreign currency translation	57	110	(19)	(9)	-	139
Balance as at March 31, 2015	$(41,247)	$(4,281)	$(16,639)	$(4,899)	$(59)	$(67,125)
Impairment loss	-	-	-	-	-	-
Disposals	-	3	-	7	-	10
Depreciation and amortization	(641)	(184)	(442)	(234)	-	(1,501)
Reclassification of asset groups	(569)	57	529	(17)	-	-
Impact of foreign currency translation	(2)	(13)	2	1	-	(12)
Ending balance as at June 30, 2015	$(42,459)	$(4,418)	$(16,550)	$(5,142)	$(59)	$(68,628)

Carrying amounts
Balance as at March 31, 2015	$46,157	$2,211	$10,544	$2,375	$3,492	$64,779
Ending balance as at June 30, 2015	$45,174	$2,210	$11,068	$2,213	$3,952	$64,617

(1)when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

During the three months ended June 30, 2015, certain plant and equipment were disposed for proceeds of $5 (three months ended June 30, 2014 - $nil) and loss of $7 (three months ended June 30, 2014 – loss of $nil).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2014	$163,745	$64,923	$109,470	$21,694	$210	$360,042
Capitalized expenditures	30,389	355	3,330	389	-	34,463
Mine right fee	17,439	-	-	-	-	17,439
Environmental rehabiliation	6,973	31	(64)	(21)	-	6,919
Foreign currecy translation impact	156	44	108	55	(27)	336
Balance as at March 31, 2015	$218,702	$65,353	$112,844	$22,117	$183	$419,199
Capitalized expenditures	6,102	-	216	-	-	6,318
Environmental rehabiliation	-	-	-	-	-	-
Foreign currecy translation impact	(13)	(2)	7	(2)	3	(7)
Ending balance as at June 30, 2015	$224,791	$65,351	$113,067	$22,115	$186	$425,510

Impairment and accumulated depletion
Balance as at April 1, 2014	$(35,880)	$(57,368)	$-	$(536)	$-	$(93,784)
Impairment loss	-	-	(73,565)	(21,579)	-	(95,144)
Depletion	(9,858)	(311)	(5,392)	(18)	-	(15,579)
Foreign currecy translation impact	(95)	(22)	201	16	-	100
Balance as at March 31, 2015	$(45,833)	$(57,701)	$(78,756)	$(22,117)	$-	$(204,407)
Depletion	(3,013)	-	(495)	-	-	(3,508)
Foreign currecy translation impact	4	1	(12)	2	-	(5)
Ending balance as at June 30, 2015	$(48,842)	$(57,700)	$(79,263)	$(22,115)	$-	$(207,920)

Carrying amounts
Balance as at March 31, 2014	$172,869	$7,652	$34,088	$-	$183	$214,792
Balance as at June 30, 2015	$175,949	$7,651	$33,804	$-	$186	$217,590

7.	MINE RIGHT FEE PAYABLE

The remaining mine right fee will be paid in four annual installments and carries interest at a prevailing commercial bank loan interest rate in China. As of June 30, 2015, the prevailing commercial bank loan interest rate was approximately 6.00%. For the three months ended June 30, 2015, interest of $208 (three months ended June 30, 2014 - $nil) was accrued and expensed through finance costs (see note 15).

Details of the installments for mine right fee are as follow:

Mine right fee payable	June 30, 2015	March 31, 2014
Current portion	$4,355	$4,292
Non-current portion	9,889	9,746
	$14,244	$14,038

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2014 were fully paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2014	5,067,907	$5.88
Options granted	1,320,200	1.75
Options forfeited	(903,750)	5.11
Options expired	(743,001)	4.19
Balance, March 31, 2015	4,741,356	$5.15
Options granted	1,825,000	1.43
Options forfeited	(128,000)	4.87
Options expired	(126,000)	7.40
Balance, June 30, 2015	6,312,356	$4.03

During the three months ended June 30, 2015, a total of 1,825,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$1.43 per share subject to a vesting schedule over a four-year term with 6.25% of the options vesting every three months from the date of grant.

The fair value of the stock options granted during the three months ended June 30, 2015 and 2014 has been calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,
	2015	2014
Risk free interest rate	0.63%	1.21%
Expected life of option in years	2.85 years	3.12 years
Expected volatility	55%	54%
Expected dividend yield	1.40%	1.14%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$1.43	$1.75

The weighted average grant date fair value of options granted during the three months ended June 30, 2015 was CAD$0.48 (for three months ended June 30, 2014 - CAD$0.61). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three months ended June 30, 2015, a total of $165 (for three months ended June 30, 2014 - $351) in share-based compensation expense was recognized and included in the general and administrative expenses in the condensed consolidated interim statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

The following table summarizes information about stock options outstanding at June 30, 2015:

		Weighted average
	Number of options	remaining	Weighted average	Number of options
Exercise price in	outstanding at	contractual life	exercise price in	exercisable at June 30,	Weighted average exercise price in
CAD$	June 30, 2015	(Years)	CAD$	2015	CAD$
$1.43	1,825,000	4.93	$1.43	-	-
$1.75	685,000	3.91	$1.75	171,250	1.75
$1.76	433,450	4.29	$1.76	54,182	1.76
$2.98	279,000	3.56	$2.98	87,189	2.98
$3.25	286,000	2.92	$3.25	143,000	3.25
$3.41	374,000	3.20	$3.41	163,629	3.41
$3.91	282,000	2.69	$3.91	158,627	3.91
$5.35	287,500	2.11	$5.35	197,661	5.35
$5.40	285,000	2.43	$5.40	178,127	5.40
$6.53	219,000	1.97	$6.53	164,250	6.53
$6.69	376,500	1.68	$6.69	305,910	6.69
$7.27	225,500	1.40	$7.27	197,314	7.27
$8.23	237,625	0.26	$8.23	237,625	8.23
$9.20	193,500	0.93	$9.20	181,410	9.20
$12.16	173,781	0.51	$12.16	173,781	12.16
$14.96	149,500	0.77	$14.96	149,500	14.96

$1.43 - 14.96	6,312,356	3.24	$4.03	2,563,455	$6.57

(c) Cash dividends declared and distributed

During the three months ended June 30, 2015, dividends of $685 (for three months ended June 30, 2014 -$800) were declared, which was a cash dividend of CAD$0.005 per share (for three months ended June 30, 2014 – CAD$0.005 per share).

(d) Warrants

As at June 30, 2015, the Company has 50,000 outstanding warrants at an exercise price of CAD$6.76 per share (March 31, 2014 – 50,000 outstanding warrants at an exercise price of CAD$6.76 per share). These warrants were expired unexercised on July 30, 2015.

(e) Normal course issuer bid

On December 19, 2014, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 16.5 million of its own common shares. As at June 30, 2015, no shares have been acquired by the Company. Subsequent to the period end, a total of 320,000 common shares were bought at a weighted average price of $1.08 per share. All shares bought were subsequently cancelled.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30, 2015	March 31, 2015
Change in fair value on equity investments designated as FVTOCI	$(38,310)	$(37,923)
Currency translation adjustment	12,021	11,226
Balance, end of the period	$(26,289)	$(26,697)

The unrealized (loss) gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2014	$46,127	$5,457	$4,932	$2,148	$3,632	$62,296
Share of net income (loss), excluding the impairment loss	6,226	479	(231)	(257)	(279)	5,938
Share of impairment loss	-	-	-	(4,973)	(6,596)	(11,569)
Share of other comprehensive income (loss)	134	22	12	16	(1)	183
Distributions	(2,563)	(651)	-	-	-	(3,214)
Balance, March 31, 2015	$49,924	$5,307	$4,713	$(3,066)	$(3,244)	$53,634

Share of net income (loss), excluding the impairment loss	1,633	102	(118)	(51)	(91)	1,475
Share of other comprehensive income (loss)	548	(492)	(1)	-	1	56
Balance, June 30, 2015	$52,105	$4,917	$4,594	$(3,117)	$(3,334)	$55,165

As at June 30, 2015, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	June 30, 2015	March 31, 2015
NUX (a)	$56	$15
Henan Non-ferrous Geology Bureau (b)	17	18
	$73	$33

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2015, the Company recovered $50 (for three months ended June 30, 2014 - $57) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(c)

For the three months ended June 30, 2015, the Company paid $376 (for three months ended June 30, 2014 - $126) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three months ended June 30, 2015, the Company paid $nil (for three months ended June 30, 2014 - $187) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three months ended June 30, 2015, total rents were $63 (for three months ended June 30, 2014 - $63).

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

12.	COST OF SALES

Cost of sales consists of:

	Three months ended June 30,
	2015	2014
Direct mining and milling cost	$16,210	$11,881
Depreciation, amortization and depletion	4,554	3,082
Cost of sales	$20,764	$14,963

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30,
General and administrative	2015	2014
Office and administrative expenses	$2,002	$1,886
Amortization and depreciation	423	341
Salaries and benefits	1,854	1,490
Share-based compensation	165	351
Professional fees	900	700
	$5,344	$4,768

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30,
	2015	2014
Government fees	$629	$909
Other taxes	720	672
	$1,349	$1,581

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2015	2014
Interest income	$277	$164

	Three months ended June 30,
Finance costs	2015	2014
Interest on mine right fee	$208	$-
Unwinding of discount of environmental rehabilitation provision	124	32
	$332	$32

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30,
Income tax expense	2015	2014
Current	$219	$2,880
Deferred	36	805
	$255	$3,685

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

17.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis. There have been no significant changes in the financial risks facing the Company since March 31, 2015.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2015 that are not otherwise disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2015 and March 31, 2015, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Fair value as at June 30, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,433	$-	$-	$65,433
Common shares of publicly traded companies	526	-	-	526
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of June 30, 2015 and March 31, 2015, respectively.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$4,355	$7,035	$2,854	$14,244
Accounts payable and accrued liabilities	32,211	-	-	32,211
Dividends payable	685	-	-	685
	$37,251	$7,035	$2,854	$47,140

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2015	March 31, 2015
Financial assets denominated in U.S. Dollars	$20,864	$20,838
Financial assets denominated in Chinese RMB	$51,565	$44,133

As at June 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.5 million.

As at June 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.1 million.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

18.	SEGMENTED INFORMATION

Operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for assets and liabilities are as follows:

June 30, 2015
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$41,913	$1,603	$6,104	$2,102	$459	$37,366	$89,547
Plant and equipment	44,133	6,050	12,661	113	1,397	263	64,617
Mineral rights and properties	175,949	7,651	33,804	-	-	186	217,590
Investment in an associate	-	-	-	-	-	3,430	3,430
Other investments	-	-	-	-	-	526	526
Raclamation deposit	1,701	-	411	-	-	8	2,120
Long-term prepaids and deposits	2,412	19	5,791	208	-	-	8,430
Total assets	$266,108	$15,323	$58,771	$2,423	$1,856	$41,779	$386,260

Current liabilities	$28,615	$945	$8,556	$3,837	$195	$3,352	$45,500
Mine right fee payable	9,889	-	-	-	-	-	9,889
Deferred income tax liabilities	20,752	873	-	-	-	-	21,625
Environmental rehabilitation	10,933	992	837	258	-	-	13,020
Total liabilities	$70,189	$2,810	$9,393	$4,095	$195	$3,352	$90,034

March 31, 2015
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$34,386	$1,913	$5,080	$2,277	$342	$39,479	$83,477
Plant and equipment	44,191	6,012	12,733	113	1,427	303	64,779
Mineral rights and properties	172,869	7,652	34,088	-	-	183	214,792
Investment in an associate	-	-	-	-	-	3,449	3,449
Other investments	-	-	-	-	-	892	892
Raclamation deposit	1,701	-	403	-	-	8	2,112
Long-term prepaids and deposits	358	59	2,320	208	-	-	2,945
Total assets	$253,505	$15,636	$54,624	$2,598	$1,769	$44,314	$372,446

Current liabilities	$23,256	$943	$4,209	$4,035	$142	$3,114	$35,699
Mine right fee payable	9,746	-	-	-	-	-	9,746
Deferred income tax liabilities	20,790	802	-	-	-	-	21,592
Environmental rehabilitation	10,831	983	829	255	-	-	12,898
Total liabilities	$64,623	$2,728	$5,038	$4,290	$142	$3,114	$79,935

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(b) Segmented information for operating results are as follows:

Three months June 30, 2015
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$26,275	$-	$5,945	$-	$-	$-	$32,220
Cost of sales	(15,333)	-	(5,431)	-	-	-	(20,764)
Gross profit	10,942	-	514	-	-	-	11,456

Operating expenses	(3,037)	(313)	(633)	(124)	(538)	(2,730)	(7,375)
Finance items	(111)	(9)	11	1	103	(50)	(55)
Income tax (expenses) recovery	(183)	(71)	-	-	(1)	-	(255)
Net income (loss)	$7,611	$(393)	$(108)	$(123)	$(436)	$(2,780)	$3,771

Attributable to:
Equity holders of the Company	5,876	(275)	(57)	(32)	(436)	(2,780)	2,296
Non-controlling interests	1,735	(118)	(51)	(91)	-	-	1,475
Net income (loss)	$7,611	$(393)	$(108)	$(123)	$(436)	$(2,780)	$3,771

(1) Hunan's BYP project was placed on care and maintenance in August 2014; (2) Guangdong's GC project commenced commercial production on July 1, 2014.

Three months ended June 30, 2014
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$27,935	$2,681	$-	$-	$-	$-	$30,616
Cost of sales	(13,450)	(1,513)	-	-	-	-	(14,963)
Gross profit	14,485	1,168	-	-	-	-	15,653

Operating expenses	(3,380)	(268)	(1)	20	(438)	(3,398)	(7,465)
Finance items	(201)	2	5	(2)	105	223	132
Income tax (expenses) recovery	(3,889)	(6)	211	-	(1)	-	(3,685)
Net income (loss)	$7,015	$896	$215	$18	$(334)	$(3,175)	$4,635

Attributable to:
Equity holders of the Company	5,281	625	249	98	(334)	(3,175)	2,744
Non-controlling interests	1,734	271	(34)	(80)	-	-	1,891
Net income (loss)	$7,015	$896	$215	$18	$(334)	$(3,175)	$4,635

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2015 and 2014 comprise:

		Three Months Ended June 30, 2015
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$15,962	$-	$1,956	$17,918
Gold (Au)	724	-	10	734
Lead (Pb)	8,652	-	1,729	10,381
Zinc (Zn)	937	-	2,076	3,013
Other	-	-	174	174
	$26,275	$-	$5,945	$32,220

		Three Months Ended June 30, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$17,778	$-	$-	$17,778
Gold (Au)	741	2,681	-	3,422
Lead (Pb)	8,654	-	-	8,654
Zinc (Zn)	762	-	-	762
	$27,935	$2,681	$-	$30,616

(d) Major customers

For the three months ended June 30, 2015, four major customers (for three months ended June 30, 2014 -four) accounted for 12% to 37% of sales, (for three months ended June 30, 2014 - 11% to 36%) and were collectively approximately 80% (for three months ended June 30, 2014 - 79%) of the total sales of the Company.

19.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these condensed consolidated interim financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,110	$745	$3,313	$1,052
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2015, the Company has two office rental agreements totaling $5,110 for the next eight years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2015, the Company incurred rental expenses of $190 (three months ended June 30, 2014 - $312), which were included in office and administrative expenses on the condensed consolidated interim statements of income.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at June 30, 2015 and March 31, 2015, no contingent liabilities were accrued.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30,
2015 and for three months ended June 30, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Cash and cash equivalents

	June 30, 2015	March 31, 2015
Cash on hand and at bank	$34,632	$44,395
Bank term deposits and GICs	30,801	15,784
Total cash and cash equivalents	$65,433	$60,179

(b) Net changes in non-cash working capital

	Three Months Ended June 30,
	2015	2014
Trade and other receivables	$(506)	$437
Inventories	(27)	1,751
Prepaids and deposits	(88)	(878)
Accounts payable and accrued liabilities	5,543	784
Deposits received	(579)	761
Due to related parties	(41)	(6)
	$4,302	$2,849